Exhibit 23.2

Consent of Frazier & Deeter, LLC, Independent Auditor

To the Board of Directors of Revolution Lighting Technologies, Inc.

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Revolution Lighting Technologies, Inc. (the “Company”) of our report dated May 5, 2014, with respect to the combined balance sheets of Value Lighting Inc. and affiliates, as of December 31, 2013 and 2012, and the related combined statements of operations, equity and cash flows for the years then ended, which report appears in the Form 8-K/A of Revolution Lighting Technologies, Inc. dated May 22, 2014.

/s/ Frazier & Deeter, LLC

Atlanta, GA

August 4, 2014